Exhibit 99.1

Northern Dynasty: Alaska’s Pebble Project approaches key permitting milestone as
COVID-19 and collapsing oil prices threaten state’s economy, fiscal health and employment

May 14, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that, though fewer than 400 cases of COVID-19 have been diagnosed in Alaska, placing it among the lowest states in the country on an absolute and per capita basis, the economic impact of the global pandemic on the largest US state are both severe and ongoing.

As a result of COVID-19 and an unprecedented worldwide collapse of oil prices, almost 20% of Alaska’s workforce – some 62,000 people in a state of less than 750,000 – have active or pending unemployment claims. Some economists forecast 50,000 Alaska job losses this year.

Meanwhile, with average oil prices languishing in the low $20/barrel range through April and May – less than a third of the price required to balance the state budget – Alaska is entering its sixth consecutive year of deficit spending. The state has virtually depleted the substantial budget reserves it built up over decades of high oil prices, and is now faced with generating new sources of revenue, introduction of personal income or other taxes, and/or vastly reducing future capital and operating expenditures.

“Certainly, many expect North America’s oil and gas sector will be challenged to generate significant investment in new production in the years ahead, and Alaska’s tourism sector has also been severely impacted by COVID-19,” said Northern Dynasty President & CEO Ron Thiessen. “The minerals sector, on the other hand, has a much stronger outlook – with prices for gold and precious metals surging in the near-term, and the medium-term view for copper and base metals suggesting an extended runway for investment and growth.”

Thiessen said Alaska is well positioned to benefit from the anticipated resurgence of mineral commodity prices, and a corresponding increase in investment in mineral exploration and development. He noted Alaska recently rose to the #4 position among 76 jurisdictions ranked in the Fraser Institute’s annual Survey of Mining Companies – 2019 (released February 2020) for overall ‘Investment Attractiveness’ – in part, due to the rise of resource nationalism and other threats to foreign investment in developing countries, and the strong commitment to the ‘rule of law’ in Alaska the United States.

Alaska is home to several large-scale and late-stage development projects. These include: Northern Dynasty’s 100%-owned Pebble Project, expected to receive a Final Environmental Impact Statement (EIS) and Record of Decision (ROD) from the US Army Corps of Engineers in mid-2020; the Donlin Gold Project in southwest Alaska, owned jointly by Barrick and Novagold, which received its Final EIS and ROD in 2018 and is currently advancing through state permitting; and, several promising mineral prospects in northwest Alaska’s Upper Kobuk mining district, held in joint venture by Trilogy Metals and South32, to be served by the proposed Ambler Road currently being permitted by the Alaska Industrial Development & Export Authority (AIDEA).

“As these and other development projects advance and come on line, the billions of dollars in capital and operating expenditures they generate and thousands of high-paying Alaska jobs they support will make mining an even larger contributor to the state’s economy than it is today,” Thiessen said, noting Alaska already benefits from five hardrock mines and one coal mining operation.

“Alaska truly has one of the world’s greatest mineral endowments. When you combine that with a skilled workforce, strong and experienced regulatory agencies, and a political leadership and citizenry that understands and values the important contributions that responsible resource development can make to a modern society, I believe Alaska has a unique opportunity to emerge in the next decade as one of the world’s premier destinations for mining and mineral development.”

Thiessen said all of Alaska’s hardrock mines are modern, long-life operations with exemplary records of environmental, social and financial performance, including high-levels of in-state employment and procurement. He cited the Red Dog mine, in particular – the largest zinc producer in the world, operated by Teck Resources on NANA Regional Corporation lands – as a project that generates hundreds of millions of dollars each year for distribution to the state’s Native corporations, while drawing more than 55% of its workers from NANA’s shareholder base.

Thiessen said the Pebble Project is expected to support as many as 1,000 full-time, direct jobs during mine operations, with average compensation in excess of $100,000/year, and up to 2,000 indirect jobs in the broader Alaska economy. Every year, an operating Pebble mine would generate more than $400 million in in-state expenditures, and contribute some $66 million annually to state government coffers – including contributions to Alaska’s Permanent Fund.

During mine operations, the Pebble Project would also contribute an estimated $21 million each year in tax revenues to the Lake & Peninsula Borough, the regional jurisdiction in which the project resides. These funds, totaling some $420 million over 20 years of mining, would increase the borough’s existing tax base and budget by 2 - 3x, and provide an opportunity for local government to vastly expand the health, education and other public services it provides in 17 rural villages in southwest Alaska.

Given the significance of these benefits to the region and the state, and the long-term economic implications of COVID-19, Alaska’s State government recently wrote to the US Army Corps’ of Engineers urging the lead federal agency to continue its steady advancement of a Final EIS and ROD for the Pebble Project. The Draft EIS released last year, and a preliminary Final EIS circulated to cooperating agencies earlier this year, make clear that Pebble is a project of merit that will fully co-exist with clean water and healthy fisheries in southwest Alaska.

The April 15, 2020 letter from Alaska Department of Natural Resources (DNR) Commissioner Corri Feige to US Army Corps of Engineers Alaska District Engineer Colonel Phillip Borders recognizes the new economic realities facing the state. It reads in part:

“We strongly encourage you to adhere to your defined NEPA (National Environmental Policy Act) schedule. With economic impacts felt at the federal, state, and local levels from COVID-19 and the current oil prices, we should be doing everything in our authority and ability to keep projects of statewide importance moving forward.

“The proposed Pebble Mine Project is important to Alaskans, as it will provide jobs, infrastructure, and revenues critical for local, regional, and statewide economies that are being significantly impacted by COVID-19. Keeping the Pebble Mine FEIS, Record of Decision, and associated required consultations, on their defined timelines will enhance the applicant’s ability to initiate the state permitting process sooner.”

“I would like to reiterate that it is precisely due to our current situation why it is imperative for us to stay on task and on schedule, perhaps now more than ever. When we make it through this pandemic, we will need to be prepared to reenergize our economy, job force, and revenue streams. Keeping the Pebble Mine Project on time will be a huge step in that direction, benefitting our statewide economy. As a Cooperating Agency assisting the USACE with the FEIS, we look forward to continuing to work with you towards a timely completion.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.